

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 13, 2017

Alexander W. Pease
Executive Vice President, Chief Financial Officer
Snyder's-Lance, Inc.
13515 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re: Snyder's-Lance, Inc**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 000-00398**

Dear Mr. Pease:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources